Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT MARCH 31, 2024

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		March 31,	December 31,
	Note	2024	2023

Assets
Current assets
Cash and cash equivalents		$55,693	$82,438
Amounts receivable and prepaid expenses	3	3,098	7,763
Investment in marketable securities		4,145	3,750
		62,936	93,951
Non-current assets
Investment in associate	4	1,266	1,247
Long-term receivables and other assets	5	105,947	105,947
Mineral interests, property and equipment	6	1,151,426	1,128,464
Reclamation deposits	8	21,350	21,350
		1,279,989	1,257,008
Total assets		$1,342,925	$1,350,959

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	$12,952	$32,734
Flow-through share premium	10	5,295	5,543
Lease obligations		742	373
Provision for reclamation liabilities	8	759	759
		19,748	39,409
Non-current liabilities
Secured note liabilities	9	597,236	573,888
Lease obligations		491	1,063
Provision for reclamation liabilities	8	6,658	6,676
		604,385	581,627
Total liabilities		624,133	621,036

Shareholders’ equity	10	718,792	729,923
Total liabilities and shareholders’ equity		$1,342,925	$1,350,959

Subsequent events (Notes 9, 10, and 12), commitments and contingencies (Note 16)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2024	2023

Remeasurement of secured notes	9	$14,640	$(11,746)
Corporate and administrative expenses	13	(4,613)	(3,860)
Other income - flow-through shares	10	248	145
Foreign exchange gain (loss)		(12,901)	587
Finance costs and other		(85)	(176)
Interest income		311	786
Loss before income taxes		(2,400)	(14,264)
Income tax recovery (expense)	15	(5,773)	3,480
Net loss for the year		$(8,173)	$(10,784)

Other comprehensive income (loss)

Items that will not be reclassified to net income or loss

Remeasurement of secured notes	9	$(21,351)	$(7,601)
Change in fair value of marketable securities	4	395	148
Tax impact	15	5,713	2,033
Total other comprehensive loss		(15,243)	(5,420)
Comprehensive loss for the year		$(23,416)	$(16,204)

Basic and diluted Weighted average number of common shares outstanding	10	86,399,071	81,554,849

Basic and diluted loss per common share	10	$(0.09)	$(0.13)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2023	86,108,019	$934,608	$3,400	$39,484	$(186,643)	$(60,926)	$729,923
Share issuance - At-The-Market offering	682,686	11,261	-	-	-	-	11,261
Share issuance - RSUs vested	63,066	1,031	(1,031)	-	-	-	-
Share issuance costs	-	(226)	-	-	-	-	(226)
Deferred tax on share issuance costs	-	60	-	-	-	-	60
Stock-based compensation	-	-	1,190	-	-	-	1,190
Other comprehensive loss	-	-	-	-	-	(15,243)	(15,243)
Net loss for the period	-	-	-	-	(8,173)	-	(8,173)
As at March 31, 2024	86,853,771	$946,734	$3,559	$39,484	$(194,816)	$(76,169)	$718,792
As at December 31, 2022	81,339,012	$856,462	$4,655	$36,160	$(157,377)	$633	$740,533
Share issuance - At-The-Market offering	314,000	5,729	-	-	-	-	5,729
Share issuance costs	-	(413)	-	-	-	-	(413)
Deferred tax on share issuance costs	-	110	-	-	-	-	110
Stock-based compensation	-	-	868	-	-	-	868
Other comprehensive loss	-	-	-	-	-	(5,419)	(5,419)
Net loss for the period	-	-	-	-	(10,784)	-	(10,784)
As at March 31, 2023	81,653,012	$861,888	$5,523	$36,160	$(168,161)	$(4,786)	$730,624

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31,
	2024	2023

Operating Activities
Net loss	$(8,173)	$(10,784)
Adjustment for non-cash items:
Remeasurement loss (gain) on secured notes	(14,640)	11,746
Unrealized foreign exchange (gain) loss	13,353	(559)
Stock-based compensation	1,190	868
Other income - flow-through shares	(248)	(145)
Income tax (recovery) expense	5,773	(3,480)
Other non-cash items	(292)	170
Adjustment for cash items:
Environmental rehabilitation disbursements	(79)	(233)
Changes in working capital items:
Amounts receivable and prepaid expenses	4,665	55
Accounts payable and accrued liabilities	(196)	522
Net cash provided by (used in) operating activities	1,353	(1,840)

Investing Activities
Mineral interests, property and equipment	(39,300)	(48,630)
Redemption of short-term deposits	-	80,420
Investment in short-term deposits	-	(31)
Long-term receivables and other assets	-	(43,650)
Investment in security deposits	-	(22)
Net cash used in investing activities	(39,300)	(11,913)

Financing Activities
Share issuance net of costs	11,035	5,317
Payment of lease liabilities	(201)	(126)
Net cash from financing activities	10,834	5,191
Effects of exchange rate fluctuation on cash and cash equivalents	368	(22)
Net decrease in cash and cash equivalents during the period	(26,745)	(8,584)
Cash and cash equivalents, beginning of the period	82,438	46,150
Cash and cash equivalents, end of the period	$55,693	$37,566

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the condensed consolidated interim financial statements

As at and for the three months ended March 31, 2024 and 2023

(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2023 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These consolidated interim financial statements were authorized for issue by the Company’s board of directors on May 13, 2024.

B.	Amended IFRS standard effective January 1, 2024

(i)	On January 23, 2020 and October 31, 2022, the IASB issued amendments to IAS 1 to clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current.

(ii)	On September 22, 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains.

(iii)	On May 25, 2023, the IASB issued amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms.

The Company applied the above amendments to its consolidated interim financial statements for the annual reporting period beginning on January 1, 2024. The application of these amendments did not have an impact on the Company’s consolidated interim financial statements.

3.	Amounts receivable and prepaid expenses

($000s)	March 31, 2024	December 31, 2023
HST	934	4,493
Prepaid expenses and other receivables	2,164	3,270
	3,098	7,763

4.	Investments

($000s)	January 1, 2024	Fair value through other comprehensive income (loss)	Loss of associate	Additions		March 31, 2024
Current assets:
Investments in marketable securities	3,750	395	-	-		4,145

Non-current assets:
Investment in associate	1,247	-	19	-		1,266

($000s)	January 1, 2023	Fair value through other comprehensive income (loss)	Loss of associate	Additions		December 31, 2023
Current assets:
Investments in marketable securities	3,696	54	-	-		3,750

Non-current assets:
Investment in associate	1,389	-	(208)	66	(a)	1,247

(a)	In 2023, the Company received 151,855 common shares of Paramount for payment of interest on the secured convertible note receivable accrued between July 1, 2022 and December 27, 2023 when the note was repaid.

The Company holds a 4.6% (December 31, 2023 – 4.7%) interest in Paramount which is classified as investment in associate and accounted for using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the current quarter, the Company recorded its proportionate share of Paramount’s net income of $0.02 million (2023 – $0.2 million net loss) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at March 31 2024, the carrying value of the Company’s investment in Paramount was $1.3 million (December 31, 2023 - $1.2 million).

5.	Long-term receivables and prepaid expenses

($000s)	March 31, 2024	December 31, 2023
BC Hydro [1]	92,720	92,720
Canadian Exploration Expenses [2]	9,361	9,361
British Columbia Mineral Exploration Tax Credit [3]	3,866	3,866
	105,947	105,947

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement the Company has made $92.7 million prepayments inclusive of $10.6 million which was accrued as at December 31, 2023 and paid during the current quarter.

2)	As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the Canada Revenue Agency (“CRA”) that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notices of objection to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notices of objection be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at March 31, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.3 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

3)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts. The Company will defend its case in courts in the third quarter of 2024. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at March 31, 2024, the Company has paid $1.6 million to the Receiver General, and the CRA has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of March 31, 2024 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

6.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total
Cost
As at January 1, 2023	687,074	121,201	72,404	2,437	883,116
Additions	69,732	178,764	1,187	781	250,464
Transfers	-	(101,899)	101,899	-	-
As at December 31, 2023	756,806	198,066	175,490	3,218	1,133,580
Additions	4,909	18,977	-	-	23,886
As at March 31, 2024	761,715	217,043	175,490	3,218	1,157,466
Accumulated Depreciation
As at January 1, 2023	-	-	1,070	549	1,619
Depreciation expense [1]	-	-	2,517	980	3,497
As at December 31, 2023	-	-	3,587	1,529	5,116
Depreciation expense [1]	-	-	650	274	924
As at March 31, 2024	-	-	4,237	1,803	6,040
Net Book Value
As at December 31, 2023	756,806	198,066	171,903	1,689	1,128,464
As at March 31, 2024	761,715	217,043	171,253	1,415	1,151,426

1)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows:

		Three months ended March 31, 2024
($000s)	January 1, 2024	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	March 31, 2024
Additions
KSM additions [1]	928,412	3,277	18,977	-	-	22,254	950,666
KSM transfers	-	-	-	-	-	-	-
Courageous Lake	81,519	330	-	-	-	330	81,849
Iskut	64,078	662	-	-	-	662	64,740
Snowstorm	39,459	176	-	-	-	176	39,635
3 Aces	18,730	464	-	-	-	464	19,194
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	1,133,580	4,909	18,977	-	-	23,886	1,157,466

		Year ended December 31, 2023
($000s)	January 1, 2023	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2023
Additions
KSM additions [1]	707,190	40,490	178,764	1,187	781	221,222	928,412
KSM transfers		-	(101,899)	101,899	-	-	-
Courageous Lake	77,999	3,520	-	-	-	3,520	81,519
Iskut	49,904	14,174	-	-	-	14,174	64,078
Snowstorm	34,562	4,897	-	-	-	4,897	39,459
3 Aces	12,079	6,651	-	-	-	6,651	18,730
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	883,116	69,732	76,865	103,086	781	250,464	1,133,580

1)	During the current quarter, Construction in progress additions at KSM included $7.7 million of capitalized borrowing costs (year ended December 31, 2023 - $19.4 million). The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on temporary investments of the borrowed funds.

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

7.	Accounts payable and accrued liabilities

($000s)	March 31, 2024	December 31, 2023
Trade payables	8,406	27,302
Non-trade payables and accrued expenses	4,546	5,432
	12,952	32,734

8.	Provision for reclamation liabilities

($000s)	March 31, 2024	December 31, 2023
Beginning of the period	7,435	10,846
Disbursements	(79)	(3,664)
Accretion	61	253
End of the period	7,417	7,435

Provision for reclamation liabilities – current	759	759
Provision for reclamation liabilities – long-term	6,658	6,676
	7,417	7,435

The estimate of the provision for reclamation obligations as at March 31, 2024 was calculated using the estimated discounted cash flows of future reclamation costs of $7.3 million (December 31, 2023 - $7.4 million) and the expected timing of cash flow payments required to settle the obligations between 2024 and 2026. As at March 31, 2024, the undiscounted future cash outflows are estimated at $8.0 million (December 31, 2023 - $8.1 million) primarily over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 4.3% at March 31, 2024 (December 31, 2023 - 3.9%). For the three months ended March 31, 2024, reclamation disbursements amounted to $0.1 million (2023 - $3.7 million).

As at March 31, 2024 and December 31, 2023, the Company has placed a total of $21.4 million on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at March 31, 2024 and December 31, 2023, the Company had $10.0 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM Project.

9.	Secured Note liabilities

i.	2022 Secured Note

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

To satisfy the interest payment on the 2022 Secured Note, subsequent to the quarter end the Company issued 289,233 common shares in respect of the interest incurred during three months ended March 31, 2024 (year ended December 31, 2023 - 1,285,178 common shares).

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five year quoted forward price, and the discount rates. During the three months ended March 31, 2024, the fair value of the 2022 Secured Note increased, and the Company recorded a $10.5 million loss (year ended December 31, 2023 - $30.8 million loss) on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	March 31, 2024		December 31, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Five year quoted future silver price	US$	29.57	US$	28.62
Risk-free rate		4.3%		4.0%
Credit spread		3.6%		4.0%
Share price volatility		60%		60%
Silver royalty discount factor		9.7%		9.2%

The carrying amount for the 2022 Secured Note is as follows:

($000s)	March 31, 2024	December 31, 2023
Fair value beginning of the period	294,363	263,541
Change in fair value (gain) loss through profit and loss	(5,419)	3,096
Change in fair value (gain) loss through other comprehensive income (loss)	9,079	34,830
Foreign currency translation (gain) loss	6,840	(7,104)
Total change in fair value	10,500	30,822

Fair value end of the period	304,863	294,363

Sensitivity Analysis:

For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$17.6
	● Future silver prices were 10% lower	$(17.8)
● Discount rates	● Discount rates were 1% higher	$(26.0)
	● Discount rates were 1% lower	$30.4

Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$17.6
	● Silver production indicated silver ounces were 10% lower	$(17.8)

ii.	2023 Secured Note

On May 11, 2023, the Company announced that it, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), had agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) would pay KSMCo US$150 million and KSMCo would grant Sprott up to 1.2% net smelter royalty (“NSR”) on the KSM Project. Thereafter, the Company and Sprott agreed to restructure the proposed transaction as the sale of a secured note and, on June 28, 2023, the Company and KSMCo, signed a definitive agreement to sell a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM Project (“KSM”) to Sprott for US$150 million. The transaction closed on June 29, 2023. The key terms of the 2023 Secured Note include:

●	When the 2023 Secured Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032 or, if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable in a lump sum on or before December 29, 2025.

●	KSMCo can pay the Interest Deferral Amount (US$21.5M) in cash or Seabridge common shares or KSMCo can elect to increase the size of the NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

●	The Company can elect to satisfy quarterly interest payments, including the Deferral Amount due, by paying in cash or Seabridge common shares. The requirement to make quarterly interest payments expires on the maturity date.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”).

●	The Company has the option to purchase the NSR amount down (after the NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	The Company can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecast and discount rates. During the three months ended March 31, 2024, the fair value of the 2023 Secured Note increased, and the Company recorded a $12.8 million loss (year ended December 31, 2023 - $80.7 million loss) on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	March 31, 2024		December 31, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Five year quoted future metal price
Gold per ounce	US$	2,708.80	US$	2,553.60
Silver per ounce	US$	29.57	US$	28.62
Copper per pound	US$	4.06	US$	4.08
Molybdenum per pound	US$	26.46	US$	24.89
Risk-free rate		4.3%		4.0%
Credit spread		3.6%		4.0%
Share price volatility		60%		60%
NSR royalty discount factor		9.7%		9.2%

The carrying amount for the 2023 Secured Note is as follows:

($000s)	March 31, 2024	December 31, 2023
Fair value beginning of the period (or on issuance)	279,525	198,825
Change in fair value (gain) loss through profit and loss	(5,934)	33,182
Change in fair value (gain) loss through other comprehensive income (loss)	12,272	49,563
Foreign currency translation (gain) loss	6,510	(2,045)
Total change in fair value	12,848	80,700

Fair value end of the period	292,373	279,525

Sensitivity Analysis:

For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Metals price forward curve	● Future metal prices were 10% higher	$21.5
	● Future metal prices were 10% lower	$(21.8)
● Discount rates	● Discount rates were 1% higher	$(34.7)
	● Discount rates were 1% lower	$42.1

Key unobservable inputs
● Forecasted metal production	● Metal production indicated volumes were 10% higher	$20.6
	● Metal production indicated volumes were 10% lower	$(21.0)

10.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at March 31, 2024 or December 31, 2023.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2024. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s At-The-Market offering. During the current quarter, the Company issued 682,686 shares, at an average selling price of $16.50 per share, for net proceeds of $11.0 million under the Company’s At-The-Market offering. As at March 31, 2024, US$59.2 million was available under the ATM. Subsequent to the quarter end, the Company issued 545,636 shares, at an average selling price of $21.51 per share, for net proceeds of $11.5 million under the Company’s At-The-Market offering.

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the current quarter, the Company incurred $0.9 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSUs. Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2024	50,000	17.72	416	697,726	2,984	3,400
Exercised option or vested RSU	-	-	-	(63,066)	(1,031)	(1,031)
Amortized value of stock-based compensation	-	-	-	-	1,190	1,190
Outstanding at March 31, 2024	50,000	17.72	416	634,660	3,143	3,559

Exercisable at March 31, 2024	50,000

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2023	477,500	15.85	4,117	345,266	538	4,655
Granted	-	-	-	399,300	144	144
Exercised option or vested RSU	(50,000)	15.46	(460)	(41,840)	(823)	(1,283)
Options surrendered for cash	(273,500)	15.46	(2,355)	-	-	(2,355)
Expired	(104,000)	16.17	(886)	(5,000)	(33)	(919)
Amortized value of stock-based compensation	-	-	-	-	3,158	3,158
Outstanding at December 31, 2023	50,000	17.72	416	697,726	2,984	3,400

Exercisable at December 31, 2023	50,000

In December 2023, 379,300 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 277,500 was granted to senior management, with vesting dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The fair value of total RSU grants, of $4.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from one year to three years from the date of the grant and is dependent on the corporate objectives being met.

In December 2022, 310,266 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 232,266 was granted to senior management, with vesting dependent on certain corporate objectives including the Company submitting its formal application to the regulator for the KSM Project to be designated as “substantially started”, notification from the regulator that the KSM Project has been designated as “substantially started”, and announcement of KSM joint venture agreement, or other transformative transaction affecting the ownership and control of KSM. The fair value of the total RSU grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from nine months to three years from the date of the grant and is dependent on the corporate objectives being met. During the current quarter, upon the Company submitting its formal application to regulators for the KSM Project to be designated as “substantially started”, 58,067 RSUs vested and were exchanged for common shares of the Company.

In December 2023, 273,500 options, with exercise price of $15.46 per option, were surrendered for cash at the weighted average rate of $0.18 cash payment per option. As at March 31, 2024, there were 50,000 outstanding share options, with an exercise prices of $17.72, expiring in June 2024. Subsequent to the quarter end, 25,000 share options were exercised and were exchanged for common shares of the Company.

c)	Basic and diluted net income loss per common share

Basic and diluted net loss attributable to common shareholders of the Company for the three months ended March 31, 2024 was $8.2 million (three months ended March 31, 2023 - $10.8 million net loss).

Loss per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

($000s)	March 31, 2024	March 31, 2023
Weighted average number of common shares outstanding	86,399,071	81,554,849
Weighted average shares dilution adjustments: [1]
Stock options	-	-
RSUs	-	-
Diluted weighted average shares outstanding	86,399,071	81,554,849

1)	Excluded in the diluted weighted average number of common shares outstanding as their exercise or settlement would be anti-dilutive in the earnings per share calculation.

11.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Year Ended
($000s)	Notes	March 31, 2024	March 31, 2023
Equity loss of associate	5	(19)	60
Loss (gain) on convertible notes receivable		-	15
Interest income earned on convertible notes receivable		-	(20)
Depreciation	7	34	32
Finance costs, net		61	61
Effects of exchange rate fluctuation on cash and cash equivalents		(368)	22
		(292)	170

12.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	March 31, 2024
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	55,693	55,693	-	-	55,693
Amounts receivable	1,200	1,200	-	-	1,200
Investment in marketable securities	4,145	4,145	-	-	4,145
Long-term receivables	13,227	13,227	-	-	13,227
	74,265	74,265	-	-	74,265
Liabilities
Accounts payable and accrued liabilities	12,952	12,952	-	-	12,952
Secured note liabilities	597,236	-	-	597,236	597,236
	610,188	12,952	-	597,236	610,188

	December 31, 2023
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	82,438	82,438	-	-	82,438
Amounts receivable	5,019	5,019	-	-	5,019
Investment in marketable securities	3,750	3,750	-	-	3,750
Long-term receivables	13,227	13,227	-	-	13,227
	104,434	104,434	-	-	104,434
Liabilities
Accounts payable and accrued liabilities	32,734	32,734	-	-	32,734
Secured note liabilities	573,888	-	-	573,888	573,888
	606,622	32,734	-	573,888	606,622

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an At-the-Market offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the current period, the Company raised $11.0 million (year ended December 31, 2023 - $42.8 million), and as at March 31, 2024, had room for an additional US$59.2 million under its At-the-Market offering. Subsequent to the quarter end, the Company raised additional $11.5 million through its At-the-Market offering. The Company intends to fully utilize the At-the-Market offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro (refer to Note 17). When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had cash and cash equivalents of $55.7 million (December 31, 2023 - $82.4 million) for settlement of current financial liabilities of $13.7 million (December 31, 2023 - $33.5 million). Except for the secured note liabilities and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	19,723	39,446	39,446	206,249	304,864
2023 Secured Note including interest	-	48,718	26,298	217,356	292,373
Flow-through share expenditures	18,684	-	-	-	18,684
Lease obligation	676	337	150	150	1,313
	39,083	88,501	65,894	423,755	617,233

Market Risk

(a)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 10) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at March 31, 2024, the Company had cash and cash equivalents, investment in associate, reclamation deposits, accounts payable and secured notes that are in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $4.1 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

13.	Corporate and administrative expenses

	Three months ended March 31,
($000s)	2024	2023
Employee compensation	1,720	1,620
Stock-based compensation	1,190	868
Professional fees	705	274
Other general and administrative	998	1,098
	4,613	3,860

14.	Related party disclosures

During the three months ended March 31, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	Income taxes

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

16.	Commitments and contingencies

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	138,061	19,723	39,446	39,446	39,446
2023 Secured Note – interest	101,314	-	48,718	26,298	26,298
Capital expenditure obligations	29,431	29,431	-	-	-
Flow-through share expenditures	18,684	18,684	-	-	-
Mineral interests	7,698	489	1,527	2,403	3,279
Lease obligation	1,313	676	337	150	150
	296,501	69,003	90,028	68,297	69,173

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company had paid $24.9 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the current quarter. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company had paid $57.1 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the current quarter. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. As at March 31, 2024, prepayments to complete the design and construction amounted to $92.7 million. On March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024 and $40.0 million in December 2024.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%. Refer to Note 10 for details on the secured note liabilities.